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                          November 26, 2021

       Courtney Kamlet, Esq.
       Vice President, Associate General Counsel and Corporate Secretary Vontier Corp
       5438 Wade Park Boulevard, Suite 600
       Raleigh, North Carolina 27607

                                                        Re: Vontier Corp
                                                            Registration
Statement on Form S-4
                                                            Filed November 19,
2021
                                                            File No. 333-261232

       Dear Ms. Kamlet:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Emily Beers, Esq.